

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2017

<u>Via E-mail</u>
Lois K. Zabrocky
President and Chief Executive Officer
International Seaways, Inc.
600 Third Avenue, 39th Floor
New York, New York 10016

> **Re: International Seaways, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 1-37836**

Dear Ms. Zabrocky:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>The Company's vessels may be directed to call on ports located in countries that are subject to restrictions imposed by the U.S. government, the U.N. or the E.U., which could negatively affect the trading price of the Company's common shares, page 29.</u>

1. You state that from time to time, your vessels "have called and may again call" on ports located in countries identified as state sponsors of terrorism, and/or operated by sanctioned persons. Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, joint ventures, charterers, pool managers or other direct or indirect arrangements, since Overseas Shipholding Group, Inc.'s letter to us dated January 17, 2014. You should describe any goods or services you have provided into Sudan or Syria, directly or indirectly, and any agreements, arrangements or

        other contacts you have had with the governments of those countries or entities they control.

2. Please tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Nguyen Parker
       Assistant Director
       Division of Corporation Finance